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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C  20549

                                   FORM 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended May 31, 1996

                                       or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

  For the transition period from ____________________  to ___________________


                                    0-21314
                            (Commission File Number)



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               U.S. CAN CORPORATION EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              U.S. CAN CORPORATION
                               900 Commerce Drive
                           Oak Brook, Illinois  60521

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                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To U.S. Can Corporation:





We have audited the accompanying statement of income and changes in Plan equity of the U.S. CAN CORPORATION EMPLOYEE STOCK PURCHASE PLAN for the year ended May 31, 1996. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of the U.S. Can Corporation Employee Stock Purchase Plan for the year ended May 31, 1996, in conformity with generally accepted accounting principles.



                                        ARTHUR ANDERSEN LLP




Chicago, Illinois
August 26, 1996
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                              U.S. CAN CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                        FOR THE YEAR ENDED MAY 31, 1996



PARTICIPANT CONTRIBUTIONS                                                       $ 462,156
COMPANY CONTRIBUTIONS                                                                  --
BENEFITS PAID TO PARTICIPANTS                                                    (462,156)
                                                                                 ---------
NET CHANGE IN PLAN EQUITY                                                              --
PLAN EQUITY AT BEGINNING OF YEAR                                                       --
                                                                                 ---------
PLAN EQUITY AT END OF YEAR                                                       $     --
                                                                                 ---------





The accompanying Notes to Financial Statement are an integral part of this financial statement.
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                              U.S. CAN CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENT
                                  MAY 31, 1996



1.    DESCRIPTION OF THE PLAN

      A.      General

              The U.S. Can Corporation Employee Stock Purchase Plan ("Plan") was designed to provide employees of U.S. Can Corporation ("Company") and its subsidiaries with the opportunity to acquire shares of common stock of the Company ("Stock") by granting options to such employees on a certain date (the "Grant Date"), to be exercisable 12 months after the Grant Date (the "Exercise Date") at an exercise price of $17.2125 per share of Stock which equated to 85% of the public market price of such shares on the Grant Date. The Grant Date was June 1, 1995 and the Exercise Date was May 31, 1996. The Plan was terminated on May 31, 1996.

      B.      Eligibility

              A person was eligible to participate in the Plan if he was either a salaried employee or a member of a group of employees designated by the Company's Board of Directors as eligible to participate in the Plan on both May 1, 1995 and June 1, 1995.

      C.      Participant Contributions

              An eligible employee was able to participate in the Plan only by payroll deductions. Each eligible employee who elected to participate in the Plan elected to have payroll deductions of one, two, three, four, five, six, seven or seven and one-half percent of his annual salary withheld but in no event less than $500.

      D.      Company Contributions

              There was no Company contribution to the Plan as the funds withheld from eligible employees via payroll deductions was sufficient to purchase the necessary number of shares of stock.
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      E.      Benefits Paid to Participants

              Benefits paid to participant are lump sum payments in Stock to the participants. Such shares of Stock were acquired by the Plan from the Company on May 31, 1996 at a price equal to the public market price per share as of the Grant Date.

2.    SIGNIFICANT ACCOUNTING POLICIES

              The financial statement was prepared on an accrual basis of accounting.

3.    TAX STATUS

              The Plan is not subject to income taxes.
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                                   SIGNATURES




      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             U.S.CAN CORPORATION
                                             EMPLOYEE STOCK PURCHASE PLAN
                                             (Name of Plan)




Date: August 26, 1996                        By     /s/ Anthony F. Bonadonna
                                                --------------------------------
                                                    Anthony F. Bonadonna
                                                Plan Administrator Designate